UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.      )*
Steelcase Inc.

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
858 155 20 3

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐     Rule 13d-1(b)
     ☐     Rule 13d-1(c)
     ☑     Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 7 Pages

CUSIP No.	858155 20 3

1	NAMES OF REPORTING PERSONS IRS Identification Nos. of the above persons (entities only) Robert C. Pew III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		4,406,863

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		274,739

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,675,435

WITH:	8	SHARED DISPOSITIVE POWER

		3,006,167

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,681,602

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 7 Pages

Item 1.
     (a) Name of Issuer.
               Steelcase Inc.
     (b) Address of Issuer’s Principal Executive Offices.
               901 – 44th Street, SE
               Grand Rapids, Michigan 49508
Item 2.
     (a) Name of Person Filing.
               Robert C. Pew III
     (b) Address of Principal Business Office or, if none, Residence.
               901 – 44th Street, SE
               Grand Rapids, Michigan 49508
     (c) Citizenship.
               United States of America
     (d) Title of Class of Securities.
               Class A Common Stock
     (e) CUSIP Number.
               858 155 20 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

Page 3 of 7 Pages

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     (a) Amount beneficially owned:
               4,681,602
     (b) Percent of class:
               5.7%
     (c) Number of shares as to which the person has:
          (i) Sole power to vote or to direct the vote
                    4,406,863
          (ii) Shared power to vote or to direct the vote
                    274,739
          (iii) Sole power to dispose or to direct the disposition of
                    1,675,435
          (iv) Shared power to dispose or to direct the disposition of
                    3,006,167

Page 4 of 7 Pages

     The number of shares reported above includes (i) 4,527,351 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder and (ii) 154,251 shares of Class A Common Stock, 28,703 of which are subject to issuance pursuant to options which are exercisable within 60 days of December 31, 2008. If shares of Class B Common Stock are transferred to any person other than a “Permitted Transferee” (as defined in the Issuer’s Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which Shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.
     If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, Mr. Pew III would be deemed to be the beneficial owner of 3.5% of the Class A Common Stock.
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Of the shares reported in Item 4 above, (i) 269,942 shares are held by trusts for the benefit of members of Mr. Pew’s family, of which trusts Mr. Pew is trustee, (ii) 274,239 shares are held by trusts for the benefit of members of Mr. Pew’s family, of which trusts Mr. Pew is a co-trustee, (iii) 2,731,428 shares are held by trusts for the benefit of Mr. Pew, of which trusts Mr. Pew serves as a co-trustee, (iv) 534,400 shares are held by a foundation, of which shares Mr. Pew has sole voting and investment authority, and (v) 500 shares held by Mr. Pew’s wife.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     N/A
Item 8. Identification and Classification of Members of the Group
     N/A
Item 9. Notice of Dissolution of Group
     N/A

Page 5 of 7 Pages

Item 10. Certification
     N/A

Page 6 of 7 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 27, 2009

/s/ Liesl A. Maloney

Robert C. Pew III

By:	Liesl A. Maloney
Attorney-in-Fact *

*	Pursuant to the Power of Attorney, dated March 1, 2006 filed as Exhibit 24.1 to the Form 4 filed by Robert C. Pew III with the Securities and Exchange Commission on March 14, 2006, which is hereby incorporated by reference.

Page 7 of 7 Pages